BD

SO

05036645

[redacted]OMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2005 213 SECTION WASH., D.C. MAIL PROCESSING

SEC FILE NUMBER
8- 45 75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. St. Germain Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield (City) MA (State) 01115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Valickus (413) 733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.L. St. Germain Company, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statement of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of D.J. St. Germain Company, Inc. and subsidiary for the year ended December 31, 2003 were audited by other auditors whose report, dated February 20, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 21, 2005

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 2,863,771	$ 2,055,569
Cash and investments segregated for the benefit of customers	115,335,324	122,729,463
Receivable from brokers	953,006	709,089
Receivable from customers	2,087	2,071
Investments owned:		
Equity securities (cost $15,686,170 - 2004, $13,926,464 - 2003)	15,647,973	14,944,640
Securities borrowed	2,929,616	-
Property and equipment, less accumulated depreciation and amortization	1,299,270	1,126,164
Income taxes receivable	421,339	414,985
Deferred tax benefit	1,405,000	1,398,079
Other assets	49,186	150,796
	$140,906,572	$143,530,856

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Liabilities:		
Payable to brokers	$ 275,441	$ 238,915
Customers' free credit balances	108,894,676	115,628,300
Accrued interest payable	-	6,825
Securities sold, not yet purchased, at market value (cost $3,199,739 - 2004)	3,305,450	-
Accrued expenses and other liabilities	4,460,932	4,195,813
Total liabilities	116,936,499	120,069,853
Shareholders' equity:		
Common shares:		
Class A, 180,000 shares authorized and issued, $5 par value, nonvoting	900,000	900,000
Class B, 20,000 shares authorized and issued, $5 par value, voting	100,000	100,000
Capital in excess of par value	3,878,209	3,570,653
Retained earnings	21,853,590	21,226,134
	26,731,799	25,796,787
Less treasury shares, at cost:		
Class A, 45,111 (44,101 - 2003) shares	(2,364,295)	(2,030,506)
Class B, 4,015 (3,400 - 2003) shares	(397,431)	(305,278)
	(2,761,726)	(2,335,784)
Total shareholders' equity	23,970,073	23,461,003
Total liabilities and shareholders' equity	$140,906,572	$143,530,856

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
Operating revenues:		
Commissions and management fees	$6,624,739	$3,352,731
Dividends	331,755	182,637
Interest income, net	99,504	370,600
Investment gain, net	550,001	1,471,083
Unrealized gain (loss) on investments, net	(45,662)	2,186,225
Total operating revenue	7,560,337	7,563,276
Operating expenses:		
Employee compensation	2,928,425	2,504,038
Professional fees	232,495	226,303
Communications and data processing	144,188	186,233
Selling, general and administrative expenses	2,406,327	1,412,365
Benefits to prior officer	620,656	-
Total operating expenses	6,332,091	4,328,939
Income before income taxes	1,228,246	3,234,337
Income tax expense	85,522	661,140
Net income	$1,142,724	$2,573,197

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Common Shares Authorized and Issued		Capital in Excess of Par Value	Retained Earnings	Treasury Shares at Cost		Subscriptions	Total Shareholders' Equity
	Class A	Class B			Class A	Class B		
Balance at December 31, 2002	$ 900,000	$ 100,000	$ 3,397,225	$ 19,169,946	$ (2,131,746)	$ (113,584)	$ (174,400)	$21,147,441
Net income	-	-	-	2,573,197	-	-	-	2,573,197
Cash dividends paid, $3.40 per share	-	-	-	(517,009)	-	-	-	(517,009)
Purchase of Class A., 425 shares at $97.62	-	-	-	-	(41,490)	-	-	(41,490)
Sale of Class B, 600 shares at $93.55	-	-	13,536	-	-	42,594	-	56,130
Treasury shares sold on exercise of 700 shares of Class A stock options at $46.04	-	-	36,105	-	32,229	-	-	68,334
Exchange of Class B for Class A, 2,400 shares	-	-	123,787	-	110,501	(234,288)	-	-
Subscriptions	-	-	-	-	-	-	174,400	174,400
Balance at December 31, 2003	900,000	100,000	3,570,653	21,226,134	(2,030,506)	(305,278)	-	23,461,003
Net income	-	-	-	1,142,724	-	-	-	1,142,724
Cash dividends paid, $3.40 per share	-	-	-	(515,268)	-	-	-	(515,268)
Purchase of Class A, 5,475 shares at prices ranging from $100.93 to $101.25	-	-	-	-	(553,096)	-	-	(553,096)
Purchase of Class B, 1,800 shares at prices ranging from $100.93 to $101.25	-	-	-	-	-	(182,220)	-	(182,220)
Treasury shares sold on exercise of 2,600 shares of Class A stock options at prices ranging from $61.01 to $99.70	-	-	190,490	-	121,561	-	-	312,051
Exchange of Class B for Class A, 535 shares	-	-	(22,116)	-	(28,040)	50,156	-	-
Exchange of Class A for Class B, 2,400 shares	-	-	120,238	-	125,786	(246,024)	-	-
Employee stock awards	-	-	18,944	-	-	285,935	-	304,879
Balance at December 31, 2004	$ 900,000	$ 100,000	$ 3,878,209	$ 21,853,590	$ (2,364,295)	$ (397,431)	$ -	$23,970,073

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$1,142,724	$ 2,573,197
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	575,381	213,911
Deferred tax benefit	(6,921)	520,366
Gain on sale of fixed asset	-	(469,323)
Employee stock awards	304,879	-
Cash, investments and accrued interest segregated for the benefit of customers	7,394,139	33,194,031
Securities borrowed	(2,929,616)	-
Receivable from brokers and customers and other assets	(142,323)	(417,437)
Income taxes receivable	(6,354)	350,780
Customers' free credit balances	(6,733,624)	(32,110,872)
Accrued interest payable	(6,825)	(204,048)
Payable to brokers, accrued expenses and other liabilities	301,645	(1,165,439)
Net cash provided by (used in) operating activities	(106,895)	2,485,166
Cash flows from investing activities:		
Investments owned	(703,333)	(7,925,684)
Purchases of fixed assets	(748,487)	(1,091,515)
Sale of fixed assets	-	155,423
Proceeds on sale of fixed assets	-	568,558
Securities sold, not yet purchased	3,305,450	-
Net cash provided by (used in) investing activities	1,853,630	(8,293,218)
Cash flows from financing activities:		
Exercise of stock options	312,051	68,334
Dividends paid	(515,268)	(517,009)
Purchase of treasury shares	(735,316)	(41,490)
Sale of treasury shares	-	56,130
Treasury stock subscriptions	-	174,400
Net cash used in financing activities	(938,533)	(259,635)
Net increase (decrease) in cash and cash equivalents	808,202	(6,067,687)
Cash and cash equivalents at beginning of year	2,055,569	8,123,256
Cash and cash equivalents at end of year	$2,863,771	$ 2,055,569
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$1,402,627	$ 1,025,998
Income taxes	50,000	798,700

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. (NASD) and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

Principles of Consolidation

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. (DJS) and its wholly-owned subsidiary, First Springfield Trust, Inc. (FST). All intercompany transactions have been eliminated in consolidation.

Valuation of Investments

Equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2004 and 2003. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

Accounting for Investments

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Depreciation and Amortization

Depreciation and amortization is provided on an accelerated basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. The Company adopted FIN 46 as of January 1, 2004 without effect on its statement of financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which is an Amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies, and will be effective as of January 2006. Pursuant to the provision of SFAS 123R, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period. Management is currently evaluating the effect adoption of SFAS No. 123R will have on the Company's statement of financial condition and results of operation.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2004 and 2003.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts with several commercial banks and segregates securities for the benefit of customers. The amounts in these accounts were sufficient to fulfill the requirements of this rule as of December 31, 2004 and 2003 as follows:

	2004	2003
U.S. Treasury securities, at cost	$114,726,054	$122,388,275
Cash	55,109	69,497
	114,781,163	122,457,772
Accrued interest receivable	554,161	271,691
	$115,335,324	$122,729,463

Aggregate carrying value of investments segregated for the benefit of customers approximates their fair value at December 31, 2004 and 2003.

4. RECEIVABLE FROM CUSTOMERS

Receivables from customers consist of customers' debit balances. The securities owned by customers are held as collateral for these receivables and are not reflected in the consolidated statement of financial condition.

5. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Land	$ 15,760	$ 15,760
Furniture and equipment	2,164,958	1,477,928
Leasehold improvements	545,337	483,880
	2,726,055	1,977,568
Less accumulated depreciation and amortization	(1,426,785)	(851,404)
	$1,299,270	$ 1,126,164

PROPERTY AND EQUIPMENT (concluded)

Depreciation and amortization expense was $575,381 and $213,911 for the years ended December 31, 2004 and 2003, respectively.

6. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Included in customers' free credit balances at December 31, 2004 and 2003 is $497,645 and $796,104, respectively, related to these accounts.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $18,147,425, which was $17,709,763 in excess of its required net capital of $437,662. The Company's net capital ratio was 0.36 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $21,218,575 and $17,916,500, respectively, as of December 31, 2004. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

8. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

9. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $77,661 and $311,436 for 2004 and 2003, respectively.

10. BENEFIT PLAN AND AGREEMENTS

In 2004, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $179,567 and $193,733 for the years ended December 31, 2004 and 2003, respectively.

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,747,731 and $1,822,039 related to these agreements as of December 31, 2004 and 2003, respectively. Expense attributable to these agreements amounted to $263,113 and $255,039 for the years ended December 31, 2004 and 2003, respectively.

The Company has entered into non-compete agreements with three former executives. Aggregate annual payments under these agreements are $424,000 in 2005, $370,000 in 2006 and $250,000 thereafter to 2008. In addition, the Company will make a one time payment of $50,000 to a former executive in 2018.

The Company has agreed to provide certain health benefits to certain retired employees. Payments under these agreements amounted to approximately $45,000 in 2004. The aggregate annual payments under these agreements are as follows for the years 2005 to 2014:

2005	$ 53,000
2006	57,000
2007	60,000
2008	65,000
2009	64,000
2010 - 2014	353,000

These agreements are unfunded. Included in accrued expenses at December 31, 2004 and 2003 is $922,880 and $685,958, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2004 included a discount rate of 4.7% and a 7% health care cost trend rate.

BENEFIT PLAN AND AGREEMENTS (concluded)

The Company issued a note payable to a former employee as a result of the former employee's sale of Company stock to the Company. The note is payable in four annual installments beginning June 30, 2005 and bears interest of 5% per annum. The balance of the note payable at December 31, 2004 amounted to $242,232.

11. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December, 31	
	2004	2003
Current tax provision:		
Federal	$ 62,443	$ 110,011
State	30,000	30,763
	92,443	140,774
Deferred tax provision (benefit)		
Federal	(572)	1,117,213
State	(6,349)	-
	(6,921)	1,117,213
Change in valuation reserve	-	(596,847)
	(6,921)	520,366
	$ 85,522	$ 661,140

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,	
	2004	2003
Statutory tax (benefit) rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	1.3	2.5
Dividends received deduction	(6.4)	(1.3)
Change in valuation allowance	-	(18.5)
Qualifed stock options	-	0.7
Reduction of excess tax reserves	(21.9)	-
Other, net	-	3.0
Effective tax rates	7.0%	20.4%

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INCOME TAXES (continued)

In 2004, the Company recorded additional paid in capital of $48,000 attributable to the tax benefit resulting from stock options.

The components of the net deferred tax asset are as follows:

	Years Ended December 31,	
	2004	2003
Deferred tax asset:		
Federal	$ 1,246,000	$ 1,202,674
State	384,000	364,554
	1,630,000	1,567,228
Deferred tax liability:		
Federal	$ (172,000)	(129,245)
State	(53,000)	(39,904)
	(225,000)	(169,149)
Net deferred tax asset	$ 1,405,000	$ 1,398,079

Realization of the net deferred tax assets are dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31,	
	2004	2003
Unrealized depreciation of investments	$ 42,000	$ 26,090
Depreciation	(225,000)	(169,149)
Compensation related accruals	1,582,000	1,541,138
Other	6,000	-
Net deferred tax asset	$1,405,000	$1,398,079

INCOME TAXES (concluded)

A summary of the change in the net deferred tax asset is as follows:

	December 31, 2004	December 31, 2003
Balance at beginning of year	$ 1,398,079	$ 1,918,445
Deferred tax (provision) benefit	6,921	(1,117,213)
Utilization of valuation reserve	-	596,847
Balance at end of year	$ 1,405,000	$ 1,398,079

The change in the valuation reserve applicable to the net deferred tax asset is a follows:

	December 31, 2004	December 31, 2003
Balance at beginning of year	$ -	$ 596,847
Benefits generated by current year's operations	-	(596,847)
Balance at end of year	$ -	$ -

12. LEASES

The Company rents its office facilities under a lease which expires November 30, 2008 at an annual rental of approximately $67,000. The lease requires additional payments based on increases in taxes and certain operating expenses.

Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2004 are:

Year Ending December 31,	
2005	$ 66,924
2006	66,924
2007	66,924
2008	61,347
Total	$262,119

LEASES (concluded)

The lease contains an option to extend for a period of five years. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2004 and 2003 amounted to $64,698 and $45,720, respectively.

13. SHAREHOLDERS' EQUITY

The Company's 1995 Incentive Stock Option Plan provides for the issuance of options to purchase a maximum of 15,000 Class A nonvoting shares and 3,500 Class B voting shares of common stock. Under the plan, the options shall be granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The plan is accounted for as a variable plan and compensation expense or reduction is recorded for the increase or decrease in the option's intrinsic value, as determined by management, from grant date to the date of the Statement of Financial Condition. Compensation expense recorded for 2004 and 2003 was $6,720 and $105,834, respectively. As of December 31, 2004, options to purchase 7,300 Class A shares and 1,800 Class B shares are currently exercisable at prices ranging from $61.01 to $111.38 per share.

A summary of the activity during 2004 and 2003 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2002	6,200	1,800	$40.67 - $91.99	$ 73.42
Options granted	2,400	-	$93.55 - $109.57	102.53
Options exercised	(700)	-	$40.67	40.67
Balance, December 31, 2003	7,900	1,800	$61.01 - $109.57	82.99
Options granted	2,000	-	111.38	111.38
Options exercised	(2,600)	-	$61.01 - $99.70	66.85
Balance, December 31, 2004	7,300	1,800	$61.01 - $111.38	93.84

SHAREHOLDERS' EQUITY (continued)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options for common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. These amounts are as follows as of December 31, 2004 and 2003:

	2004	2003
Total shareholders' equity	$23,970,073	$23,461,003
Effect of assumed exercise of options	917,462	967,090
	$24,887,535	$24,428,093
Shares outstanding:		
Authorized and issued	200,000	200,000
Less treasury shares	(49,126)	(47,501)
Shares outstanding	150,874	152,499
Options outstanding	9,100	9,700
Diluted shares outstanding	159,974	162,199
Total shareholders' equity per Class A and B shares outstanding	$ 158.87	$ 153.84
Diluted shareholders' equity per Class A and B shares	$ 155.57	$ 150.61

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 30,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2004, 11,463 units have been issued. Expense resulting from issued units is remeasured as of the date of the Statement of Financial Condition. Expense attributable to the Plan was $5,149 and $33,072 for the years ended December 31, 2004 and 2003, respectively.

The Company's shareholders may at any time require the Company to repurchase their shares at the then fair value, subject to an individual annual limitation of 5% of the aggregate Company shares outstanding.

Schedule I

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

December 31, 2004

Computation of net capital

Total consolidated shareholders' equity		$ 23,970,073
Adjustments:		
Nonallowable assets:		
Property and equipment, net	$ (1,283,510)	
Real estate held for investment, net	(15,760)	
Deferred tax benefit	(1,405,000)	
Income taxes receivable	(421,339)	
Other	(49,186)	(3,174,795)
Tentative net capital		20,795,278
Less:		
.5% to .75% of Treasury notes	(238,363)	
2% of sweep account	(62,294)	
15% of the market value of investments owned	(2,347,196)	(2,647,853)
Net capital		$ 18,147,425

Computation of aggregate indebtedness

Aggregate indebtedness:		
Payable to brokers	$ 275,441	
Free credit balances:		
Customers	108,397,031	
Officers and shareholders	497,645	
Accrued interest payable	-	
Bank overdraft	328,887	
Market value of securities borrowed for which no equivalent value is paid or credited	375,834	
Accrued expenses and other liabilities	4,460,932	$ 114,335,770
Less:		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2004		107,770,847
Aggregate indebtedness		$ 6,564,923
Ratio of aggregate indebtedness to net capital		0.36:1
Net capital requirement, 6 2/3% of aggregate indebtedness		$ 437,662

Schedule I

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS (Concluded)

December 31, 2004

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).

Net capital as reported in Company's (unaudited) FOCUS report	$17,144,862
Difference due to offsetting of income tax receivables and payables	1,039,678
Nonallowable assets erroneously reported as allowable	(19,365)
Variance in haircuts on equity securities	(15,959)
Audit adjustments, net	1,804
Other items, net	(3,595)
Net capital per above	$18,147,425

Schedule II

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2004

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts, net of officer and shareholder balances of $497,645	$ 108,397,032	$ -
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (reduced by 1% in accordance with rule 15c3-3)	-	2,066
12. Failed to deliver of customers' securities not older than 30 calendar days	-	953,006
Total	108,397,032	955,072
14. Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2004 (15c3-3(e))	-	107,441,960
	$ 108,397,032	$ 108,397,032

The Company has funds of $115,335,324 maintained on behalf of customers.

Statement Pursuant (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2004.

Schedule III

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT

December 31, 2004

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None